Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2008		2007	2006	2005		2004
Earnings
Pre-tax (loss) income	$(533,005)		$86,035	$189,098	$(25,697)		$9,246
Fixed charges	156,713		133,474	89,086	25,795		3,269

Total earnings	$(376,292)		$219,509	$278,184	$98		$12,515

Fixed charges
Interest expense and amortization of finance costs	$155,361		$132,264	$88,414	$25,551		$3,178
Rental expense representative of interest factor	1,352		1,210	672	244		91

Total fixed charges	$156,713		$133,474	$89,086	$25,795		$3,269

Ratio of earnings to fixed charges	—	(1)	1.6	3.1	—	(2)	3.8

Total fixed charges	$156,713		$133,474	$89,086	$25,795		$3,269
Pre-tax preferred dividend requirements	—		—	352	680		507

Total fixed charges plus preference dividends	$156,713		$133,474	$89,438	$26,475		$3,776

Ratio of earnings to combined fixed charges and preference dividends	—	(1)	1.6	3.1	—	(3)	3.3

(1)	Due to the Company’s loss in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $533.0 million to achieve a coverage ratio of 1:1.

(2)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $25.7 million to achieve a coverage ratio of 1:1.

(3)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $26.4 million to achieve a coverage ratio of 1:1.